                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20645

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         OCEAN WEST HOLDING CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   67517P 10 9
                                 (CUSIP Number)

                               Marshall L. Stewart
                       c/o Ocean West Holding Corporation
                         15991 Redhill Avenue, Suite 110
                            Tustin, California 92780
                                 (714) 247-4228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 2002
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

================================================================================
CUSIP NO. 67517P 10 9
          -----------
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS Marshall L. Stewart
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). not included
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
                    00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,047,388
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                     0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,047,388
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10           0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                        2,047,388
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                        36.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                        IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                                  Common Shares
                                       of
                         Ocean West Holding Corporation
                         15991 Redhill Avenue, Suite 110
                            Tustin, California 92780

Item 2.  Identity and Background.

     a)   Name: Marshall L. Stewart

     b)   Business address: Ocean West Holding Corporation
                            15991 Redhill Avenue, Suite 110
                            Tustin, California 92780

     c)   Present principal occupation: President and Chief Executive Officer of
                                        Ocean West Holding Corporation and
                                        Ocean West Enterprises, Inc.

     d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

     e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

     f)   Citizenship: United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The securities were acquired in a stock for stock exchange in which Ocean West Enterprises, Inc. ("OWE") became a wholly owned subsidiary of Ocean West Holding Corporation.

Item 4.  Purpose of Transaction.

     The purpose of the exchange of OWE stock for stock of the issuer was to form a holding company which would then issue shares to a closed investment company. The closed-end investment company distributed most of the shares of the issuer it received to its shareholders (primarily institutional investors) creating a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering.

Item 5.  Interest in Securities of the Issuer.

     Mr. Stewart has the following interests on Common Shares of Ocean West Holding Corporation:

                                               Aggregate           Percent
                                                Number            of Class
                                               ---------          --------
          (a)    Beneficially Owned            2,047,388            36.0%

          (b)    Sole Voting Power             2,047,388            36.0%
                 Shared by Voting Power           -0-
                 Sole Disposition Power        2,047,388            36.0%
                 Shared Disposition Power         -0-

     (c) There were no transactions in the Common Shares of the issuer effected by Mr. Stewart in the last sixty days. Filing is required because of the registration of the Common Shares.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares owned by Mr. Stewart.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            9-23            , 2002
       --------------------------


/s/ Marshall Stewart
--------------------------------
Marshall L. Stewart

                                       4